UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Altisource Portfolio Solutions S.A.

(Name of Issuer)

Common stock

(Title of Class of Securities)

L0175J104

(CUSIP Number)

William C. Erbey

402 Strand Street

Frederiksted, St. Croix, Virgin Islands, U.S. 00840

(340) 227-0081

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 14, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. L0175J104

1	Names of Reporting Persons William C. Erbey

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) SC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 874,225(1)

	8	Shared Voting Power 5,935,932

	9	Sole Dispositive Power 874,225(1)

	10	Shared Dispositive Power 5,935,932

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,810,157(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 32.2%

14	Type of Reporting Person (See Instructions) IN

(1) Includes (a) 16,682 shares of common stock and (b) 857,543 options to purchase common stock that have vested but remain unexercised as of January 14, 2015.

CUSIP No. L0175J104

1	Names of Reporting Persons E. Elaine Erbey

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) SC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,935,932

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,935,932

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,935,932

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 29.3%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. L0175J104

1	Names of Reporting Persons Erbey Holding Corporation

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) SC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,935,932

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,935,932

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,935,932

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 29.3%

14	Type of Reporting Person (See Instructions) CO

CUSIP No. L0175J104

1	Names of Reporting Persons Salt Pond Holdings, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) SC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,935,932

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,935,932

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,935,932

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 29.3%

14	Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer.

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the statement on Schedule 13D (“Original Schedule 13D”) originally filed by jointly by William C. Erbey, his spouse E. Elaine Erbey, FF Plaza Limited Partnership, Delaware Permanent Corporation and Erbey Holding Corporation on November 1, 2011 (as amended and supplemented, the “Schedule 13D”).

The securities to which this Schedule 13D relates are the shares of common stock, par value $1.00 per share (“Common Stock”), of Altisource Portfolio Solutions S.A., a company organized under the laws of Luxembourg (the “Issuer”).  The principal executive offices of the Issuer are located at 291, route d’Arlon, L-1150 Luxembourg, Grand Duchy of Luxembourg.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)This Amendment No. 1 is filed jointly by William C. Erbey, his spouse E. Elaine Erbey, Erbey Holding Corporation (“Erbey Holding”) and Salt Pond Holdings, LLC (“Salt Pond”) (each a “Reporting Person”, and together, the “Reporting Persons”).  Erbey Holding is wholly-owned by Mr. Erbey. Salt Pond is owned by Mr. Erbey (56.291%), Mrs. Erbey (24.284%) and Erbey Holdings (19.425%).

(b)Mr. and Mrs. Erbey’s business address is 2106 Hill Street, Christiansted, VI 00820.  The principal office of Erbey Holding, a Delaware corporation, is 2002 Summit Boulevard, 6th Floor, Atlanta, Georgia 30319. The principal office of Salt Pond is 2106 Hill Street, Christiansted, VI 00820.

(c)As announced on December 22, 2014, Mr. Erbey stepped down from his position as a director and Chairman of the Board of Directors of the Issuer effective January 16, 2015 pursuant to a consent order between Ocwen Financial Corporation (“Ocwen”) and the New York State Department of Financial Services.  Mr. Erbey also stepped down as an officer and director of Ocwen and from the boards of Ocwen’s related companies at that time. Mrs. Erbey is retired.  Each of Erbey Holding and Salt Pond is a holding company for the investment of securities.

(d)None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)Mr. and Mrs. Erbey are United States citizens.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Other than director stock awards of 4,971 shares of Common Stock, in aggregate, that were made between 2010 and 2014, and a restricted stock unit award grant of 500 restricted stock units in May 2011, the shares of Common Stock and stock options were granted by the Issuer to the Reporting Persons for no consideration in connection with the separation and spin-off of the Issuer from Ocwen as more fully described in Item 4 of the Original Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Schedule 13D and the information set forth in Item 3 are hereby incorporated by reference in this Item 5.

For purposes of this Amendment No. 1, the ownership percentage for each Reporting Person is based upon 20,271,929 shares outstanding according to the Issuer’s Form 10-Q for period ended September 30, 2014.

(b)In addition, the Common Stock deemed beneficially owned by each of the Reporting Persons with respect to which such person (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and (iv) shares dispositive power are listed in the responses to Items 7, 8, 9 and 10, respectively, of the cover page of this Schedule 13D relating to such person.

(c)None.

(d)Not applicable.

(e)Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description
Exhibit 1	Joint Filing Agreement, dated January 16, 2015, by and among William C. Erbey, E. Elaine Erbey, Erbey Holding Corporation and Salt Pond Holdings, LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

William C. Erbey
Dated: January 16, 2015
/s/ William C. Erbey
William C. Erbey

E. Elaine Erbey
Dated: January 16, 2015
/s/ E. Elaine Erbey
E. Elaine Erbey

Erbey Holding Corporation
Dated: January 16, 2015
	By:	/s/ William C. Erbey
Name: William C. Erbey
Title: President

Salt Pond Holdings, LLC
Dated: January 16, 2015
	By:	/s/ William C. Erbey
Name: William C. Erbey
Title: President